Exhibit 99.1

ANNOUNCEMENT IN THE MATTERS OF SCHEMES OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW (2016 REVISION) OF THE CAYMAN ISLANDS RELATING TO DRILLSHIPS FINANCING HOLDING INC., OCEAN RIG UDW INC., DRILL RIGS HOLDINGS INC. AND DRILLSHIPS OCEAN VENTURES INC. (EACH IN PROVISIONAL LIQUIDATION)

August 14, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) ("Ocean Rig" or "UDW" or the "Company") an international contractor of offshore deepwater drilling services, announces that the Scheme Meetings of the Scheme Creditors of each of Drillships Financing Holding Inc. ("DFH"), Ocean Rig UDW Inc. ("UDW"), Drill Rigs Holdings Inc. ("DRH") and Drillships Ocean Ventures Inc. ("DOV") (each in provisional liquidation) were held on August 11, 2017.
Terms used but not defined in this announcement shall have the meaning given to them in the Explanatory Statement dated 21 July 2017.
Approval of the Schemes
The Scheme Meetings were held for the purpose of approving the schemes of arrangement proposed in respect of each of the Scheme Companies under Section 86 of the Companies Law (2016 Revision) as set out in the Explanatory Statement.
The Scheme Companies are pleased to announce that the resolutions at each of the Scheme Meetings were approved by the relevant majorities of Scheme Creditors being a majority in number representing at least 75% in value of those present and voting (in person or by proxy).
(a)	UDW Scheme: The UDW Scheme was approved at the UDW Scheme Meeting of UDW Scheme Creditors by more than 97% in value of those voting.
(b)	DFH Scheme: The DFH Scheme was approved at the DFH Scheme Meeting of DFH Scheme Creditors by 100% in value of those voting.
(c)	DOV Scheme: The DOV Scheme was approved at the DOV Scheme Meeting of DOV Scheme Creditors by 100% in value of those voting.
(d)	DRH Scheme: The DRH Scheme was approved at the DRH Scheme Meeting of DRH Scheme Creditors by 100% in value of those voting.

Sanction Hearing
As previously announced, following today's approval by the Scheme Creditors, the sanction hearing for each of the Schemes by the Grand Court of Cayman will be heard at 10 a.m. (Cayman Islands time) on 4 September 2017 (through to 6 September 2017) or as soon as practicable thereafter as they may be heard.
Restructuring Effective Date
If the Schemes are approved by the Court, it is anticipated that the Restructuring Effective Date will occur towards the end of September. The exact date will be dependent upon the satisfaction of the Scheme Conditions as set out in the Explanatory Statement.
Receipt of Scheme Entitlements – Notice of applicable deadlines
In order to receive Scheme Entitlements on the Restructuring Effective Date, Scheme Creditors who have not already done so must submit a validly completed Account Holder Letter and / or Lender Claim Form together with a Confirmation Form, to the Information Agent, by the Entitlement Record Time. 2017 Notes Creditor and 2019 Notes Creditors (in the UDW Scheme and/or DRH Scheme) must also submit their validly completed Custody Instructions to the Information Agent prior to the Entitlement Record Time. Scheme Creditors are hereby notified that the Entitlement Record Time is 5 pm (Cayman Islands time) on 13 September 2017.
UDW Scheme Creditors are reminded that in order to elect to participate in the UDW Cash Option it must elect to do so in its Account Holder Letter and/or Lender Claim Letter (together with a validly completed Confirmation Form) which must be submitted to the Information Agent prior to the UDW Cash Option Deadline and its validly completed Custody Instructions (if applicable) must be submitted to and received by the Information Agent prior to the Entitlement Record Time. Scheme Creditors are hereby notified that the UDW Cash Option Deadline is 5 pm (Cayman Islands time) on 13 September 2017.
Scheme Creditors are reminded that in order to receive (or nominate a Nominated Recipient to receive) its New Share Entitlements in the form of New Non-Marginable Shares promptly following the UDW EGM, the relevant Scheme Creditor must elect to do so in its Account Holder Letter and/or Lender Claim Letter (together with a validly completed Confirmation Form) which must be submitted to the Information Agent prior to the Non-Marginable Election Deadline. If the relevant Scheme Creditor does not make such an election, its New Share Entitlement will be in the form of New Marginable Shares. Scheme Creditors are hereby notified that the Non-Marginable Election Deadline is 5 pm (Cayman Islands time) on 13 September 2017.
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George Economou, Chairman & CEO commented:
"We are very happy with the results of the scheme meetings conducted on Friday - the results represent the best outcome for all stakeholders. We wish to thank the scheme creditors for their support throughout this process. The restructuring will reset the group's capital structure, providing a certain and stable environment to foster future growth."
Simon Appell on behalf of the JPLs of the Scheme Companies commented:
"The schemes are the result of a lot of hard work and the JPLs are pleased that the schemes received significant levels of support by scheme creditors."

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com